EXHIBIT 8

List of M-Systems` Subsidiaries and where they are incorporated

Name	Country of Organization	Ownership
M-Systems, Inc.	U.S.	100%
M-Systems Asia Ltd.	Taiwan	100%
M-Systems Flash Disk Pioneers (Japan), Inc.	Japan	100%
M-Systems UK Ltd.	United Kingdom	100%
M-Systems B.V.	The Netherlands	100%
Smart Caps Ltd.	Israel	100%*

* As of May 1st, 2003, Smart Caps Ltd. is a wholly owned subsidiary of M-Systems. As and when the OCS invests in Smart Caps, our ownership percentage will decrease (see Item 4.A in our 2002 Annual Report the paragraph titled "HISTORY AND DEVELOPMENT OF THE COMPANY").

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